EXHIBIT 99.1

Osisko Announces Acquisition of Additional Gibraltar Silver Stream Interest and Closing of the Dalgaranga Royalties Acquisition

MONTRÉAL, Dec. 23, 2024 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko” or the “Company”) (OR: TSX & NYSE) is pleased to announce that it has completed an amendment to its silver stream (the “Silver Stream”) with respect to the Gibraltar copper mine (“Gibraltar”), located in British Columbia (“BC”), Canada, which is operated by a wholly-owned subsidiary of Taseko Mines Limited (“Taseko”).

Osisko and Taseko have amended the Silver Stream to increase Osisko’s attributable silver percentage by 12.5% to 100%. Further to this, Osisko and Taseko have also extended the step-down silver delivery threshold to 6,811,603 ounces delivered, accounting for Osisko’s additional silver ownership. In exchange for these amendments Osisko has paid an additional deposit amount of US$12.7 million to Taseko. These amendments were concluded further to the announcement by Taseko on March 25th, 2024 that it had entered into a definitive agreement to consolidate a 100% interest in Gibraltar by acquiring the remaining 12.5% interest from Dowa Metals & Mining Co., Ltd. and Furukawa Co., Ltd.

Separately, Osisko is pleased to announce the successful closing of its transaction to acquire a 1.8% gross revenue royalty (“GRR”) on the Dalgaranga Gold project (the “Dalgaranga Royalty” and the “Project”) operated by Spartan Resources Limited (“Spartan”) in Western Australia for US$44 million, as originally announced on September 30th, 2024. Osisko’s complementary transaction to acquire a 1.35% GRR (the “Exploration Royalty”) on additional regional exploration licenses in proximity to Dalgaranga for US$6 million has also closed.

Jason Attew, President and CEO of Osisko commented:

“We are very pleased to have worked in partnership with Taseko to once again increase our silver exposure associated with the Gibraltar mine in BC. Osisko’s shareholders will benefit from the increased silver stream from a producing mine thanks to a transaction that is consistent with our strategy of adding cash flow from long-life assets in Tier 1 mining jurisdictions.

“Moving to Dalgaranga, since we announced the agreement to acquire the Dalgaranga Royalty just over two months ago, our new partner Spartan has continued to deliver on key milestones, including: the receipt of all key approvals and permits required for underground mining and development; the discovery of a new high-grade gold zone called “Freak”; and the release of an updated Mineral Resource Estimate which demonstrated an impressive 68% increase in contained Indicated ounces, and which will serve as the basis for the upcoming Dalgaranga Feasibility Study. In addition, Spartan recently completed a A$220 million equity raise, which puts the management team in a strong position to accelerate Dalgaranga’s re-start over the next 24 months.”

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd.

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 185 royalties, streams and precious metal offtakes, including 21 producing assets. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic Complex, one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 #116 Mobile: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability & Communications Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, the development of the Dalgaranga project as planned, including the delivery of the Dalgaranga Feasibility Study and the timely re-starting of Dalgaranga, management’s expectations on the growth of its asset base and expected development on time and on budget of the projects and properties underlying Osisko’s interests. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko’s business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko’s PFIC status (d) that financial information may be subject to year-end adjustments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in Osisko’s ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on information publicly disclosed by Taseko pertaining to the Gibraltar mine and the operation thereof and, therefore, assumes no liability for such third party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.